AH
5/9/2002

02023046

C 5/7

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44102

SEC MAIL RECEIVED APR 30 2002 WASH. D.C. 164 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GERKEN CAPITAL ASSOCIATES

OFFICIAL USE ONLY
28615
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Tiburon Blvd., #5

(No. and Street)

Mill Valley	CA	94941
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis C. Gerken 415/383-1464

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKLE, STUCKEY, HARDESTY & BOTT

(Name — *if individual, state last, first, middle name*)

101 Larkspur Landing Cr., #200		Larkspur, CA	94939
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 09 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AH
5/9/2002

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Louis C. Gerken, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GERKEN CAPITAL ASSOCIATES, as of December 31, 2001, ~~19~~x, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Pres

Title

Notary Public

A. KEIG
COMM. # 1243983
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
COMM. EXP. NOV. 30, 2003

This report** contains (check all applicable boxes):

- x☒ (a) Facing page.
- x☒ (b) Statement of Financial Condition.
- x☒ (c) Statement of Income (Loss).
- x☒ (d) Statement of Changes in Financial Condition.
- x☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- x☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x☒ (g) Computation of Net Capital
- x☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- x☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- x☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gerken Capital Associates

Financial Statements

and Supplemental Information

Years ended December 31, 2001 and 2000

with

Reports of Independent Auditors

Contents

	Page
Financial Statements	
Report of Independent Auditors	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplemental Information	
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	11
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	12
Reconciliation Pursuant to Rule 17a-5(d)(4)	13
Computation for Determination of Reserve Requirements	14
Information Relating to Possession or Control Requirements	14
Report of Independent Auditors on Internal Accounting Control	15

MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

The Board of Directors
Gerken Capital Associates

We have audited the accompanying statement of financial condition of Gerken Capital Associates as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Gerken Capital Associates. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gerken Capital Associates as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Markle Stuckey Hardesty & Bott

Markle Stuckey Hardesty & Bott
March 12, 2002

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.mshb.com

Gerken Capital Associates
Statement of Financial Condition
December 31, 2001 and 2000

Assets

	2001	2000
Current assets		
Cash and cash equivalents	$452,414	$194,407
Accounts receivable, net of allowance for doubtful accounts	41,716	-
Officer and employee advances	-	73,678
Prepaid expenses	1,866	567
Total current assets	495,996	268,652
Property and equipment, at cost	68,910	45,478
Accumulated depreciation	(48,778)	(45,478)
Net property and equipment	20,132	-
Investments, at cost		
SI Venture Affiliates Fund II, LP	37,500	25,000
HealthCap AB	50,000	50,000
Total assets	$603,628	$343,652

Liabilities and Stockholders' Equity

	2001	2000
Current liabilities		
Bank credit line	$ -	$ -
Accrued liabilities	66,325	13,731
Total current liabilities	66,325	13,731
Stockholders' equity		
Preferred stock, series A, $6,000 par value, cumulative, redeemable, 1,000 shares authorized, no shares issued and outstanding	-	-
Common stock, no par value; 100,000 shares authorized, 1,107 shares issued and outstanding	902,002	902,002
Accumulated deficit	(364,699)	(572,081)
Total stockholders' equity	537,303	329,921
Total liabilities and stockholders' equity	$603,628	$343,652

See accompanying notes.

Gerken Capital Associates
Statement of Income
Years ended December 31, 2001 and 2000

	2001	2000
Revenue		
Financial advisory fees	$688,780	$429,132
Expense reimbursements	396,809	115,055
Gain on sale of investment	-	402,620
Interest and dividends	4,817	2,314
Total revenue	1,090,406	949,121
Expenses		
Automobile	20,589	8,597
Bad debt expense	-	71,894
Commissions	100,768	229,000
Consulting and professional fees	168,452	57,651
Depreciation	3,300	3,622
Employee benefits	10,539	6,792
Entertainment and promotion	41,065	17,775
Maintenance and repairs	13,674	8,331
Miscellaneous	2,335	8,500
Office expenses and supplies	36,674	13,926
Postage and delivery	4,243	1,593
Publications and dues	5,424	2,070
Rent and occupancy	33,900	34,148
Salaries and temporary help	172,694	37,570
Taxes, payroll	15,705	7,845
Taxes and licenses	20,730	5,589
Telecommunications	32,062	27,775
Travel and lodging	200,870	67,429
Total expenses	883,024	610,107
Net income	$207,382	$339,014

See accompanying notes.

Gerken Capital Associates
Statement of Changes in Stockholders' Equity
Years ended December 31, 2001 and 2000

	Preferred stock		Common stock		Accumulated	Total stockholders'
	Shares	Amount	Shares	Amount	deficit	equity
Balances, December 31, 1999	36	$239,025	1,097	$819,502	($919,120)	$139,407
Repurchase of shares	(36)	(239,025)	-	-	8,025	(231,000)
Sale of shares	-	-	10	82,500	-	82,500
Net income	-	-	-	-	339,014	339,014
Balances, December 31, 2000	-	-	1,107	902,002	(572,081)	329,921
Net income	-	-	-	-	207,382	207,382
Balances, December 31, 2001	-	$ -	1,107	$902,002	($364,699)	$537,303

See accompanying notes.

Gerken Capital Associates
Statement of Cash Flows
Years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net income	$207,382	$339,014
Adjustments to reconcile net income to cash provided (used) operating activities		
Depreciation	3,300	3,622
Less gain on sale of investment	-	(402,620)
Changes in current assets and liabilities		
Accounts receivable	31,962	(21,907)
Prepaid expenses	(1,299)	-
Accounts payable and accrued liabilities	52,594	13,731
Cash provided (used) by operating activities	293,939	(68,160)
Cash flows from investing activities		
Proceeds from sale of investment	-	474,620
Purchase of investment	(12,500)	(75,000)
Purchase of office equipment	(23,432)	(3,498)
Cash provided (used) by investing activities	(35,932)	396,122
Cash flows from financing activities		
Payment of bank credit line, net	-	(12,686)
Sale of common stock	-	82,500
Repurchase of preferred stock	-	(231,000)
Cash used by financing activities	-	(161,186)
Increase in cash and cash equivalents	258,007	166,776
Cash and cash equivalents, beginning of year	194,407	27,631
Cash and cash equivalents, end of year	$452,414	$194,407

See accompanying notes.

Gerken Capital Associates
Notes to Financial Statements
December 31, 2001

Note 1 – Summary of significant accounting policies

Basis of presentation
Gerken Capital Associates (the Company) is a California-based investment bank formed to provide financial advisory services to clients in investment banking related transactions. The Company is a registered broker-dealer with the Securities Exchange Commission and is a member of the National Association of Securities Dealers.

The Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

The Company was formed as a California corporation on December 19, 1995. The Company began operations on January 1, 1996, as the successor to Gerken Capital Associates, a proprietorship wholly-owned by Mr. Louis C. Gerken since 1989.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Cash and cash equivalents
For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank in interest and non-interest bearing accounts and in a pooled investment fund maintained by financial institution. Cash and cash equivalents are available on demand.

The carrying amount of such cash equivalents approximates fair value due to the short-term nature of the instruments.

Property and equipment
The Company records property and equipment at acquisition cost and computes depreciation using the straight-line and accelerated methods over the useful lives, ranging from five to seven years.

Income taxes
The Company files its income tax returns on the cash method of accounting. Additional temporary differences between expenses recorded for financial reporting and income tax purposes result from the use of accelerated methods of depreciation.

Gerken Capital Associates
Notes to Financial Statements
(continued)
December 31, 2001

Note 1 – Summary of significant accounting policies (continued)

Use of estimates
The Company prepares its financial statements in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred.

Estimated fair value of financial instruments
Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the aggregate net fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Note 2 – Bank line-of-credit

Two commercial banks provide the Company with lines-of-credit that total $61,500. No amounts were borrowed at December 31, 2001 or 2000. The lines-of-credit bear interest at variable rates, subject to change by the bank with advance notice of 60 days. Payments are due monthly for interest and principal at 2% of the outstanding balance. The agreements are subject to annual renewal by the banks.

Note 3 – Investments

At December 31, 1999, the Company held 14,553 common shares of datalink.com that had been received in consideration for investment banking services. The common shares were restricted and not available for trade or sale until June 2000. Accordingly, the investment was state at its cost value as determined by the services billed of $72,000. The common shares were sold in June 2000.

Other investments held at December 31, 2001 and 2000 are stated at cost.

Note 4 – Redeemable preferred stock

On November 14, 1996, the Company amended its articles of incorporation to authorize the issuance of up to 1,000 shares of preferred stock. Subsequently, the Company issued, at a par value of $6,000, 41.667 shares of Series A preferred stock. Each share of Series A preferred stock was entitled to one vote equal to one share of common stock.

Concurrently with the sale of the Series A preferred stock, the Company entered into a Revenue Participation Agreement (RPA) with the purchaser of the Series A preferred stock. The RPA called for four annual payments of 2.3% of "accrued annual revenue" (as defined), with a minimum annual payment of $25,000 and a maximum annual payment of $50,000. The Company made the first annual payment of $25,000 on December 13, 1997. Subsequent annual payments were due by December 31, 1998, 2000 and 2001. Scheduled redemption of the Series A preferred stock did not cancel the obligation under the RPA.

At December 31, 1999, the Company had not met the minimum annual payment obligation under the RPA. In August 2000, the Company negotiated a settlement with the holder of the preferred stock and redeemed the preferred shares for $231,000 and paid a commission payment of $84,000 in lieu of the RPA.

Note 5 – Rent expense

The Company leases its principal office facility under an operating lease arrangement with a remaining term of less than one year at December 31, 2001. Rent expense for the facility was $22,386 for the year ended December 31, 2001.

The Company leases a secondary office from the Company's principal stockholder at a monthly charge. Rent expense for the year ended December 31, 2001 was $18,000 (2000 - $33,600).

Note 6 – Taxes on income

The Company paid no federal income tax on its income for the years ended December 31, 2001 or 2000, after utilization of a federal net operating loss carryforward. At December 31, 2001, the Company has available a remaining federal net operating loss carryforward of approximately $152,000 to reduce future federal taxes on income. Portions of the federal income tax carryforward expire in 2011, 2012 and 2019.

The Company used its remaining California net operating loss carryforward as a reduction to its taxable income for the year ended December 31, 2000. California taxes on income amounted to $16,000 for the year ended December 31, 2001 (2000 - $3,428) and are included as taxes and licenses in the accompanying statement of income.

Note 7 – Net capital requirement

As a registered broker/dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate

Note 7 – Net capital requirement (continued)

indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $377,565, which exceeded the minimum requirement by $372,565 and the Company's ratio of aggregate indebtedness to net capital was less than 1 to 1. The Company is exempt from the provisions of SEC Rule 15c3.3 pursuant to paragraph K(2)(ii).

Note 8 – Commitments, contingencies and credit risk

Approximately 45% of the Company's revenues for the year ended December 31, 2001 were earned as a fee for investment management services provided to an affiliated company, AC Investment Advisors. The Company's principal stockholder owns a 45% interest in AC Investment Advisors. Investment advisory fees are paid semi-annually based on assets under management.

As of and during the years ended December 31, 2001 and 2000, the Company maintained cash deposits in commercial banks in excess of federal deposit insurance limits. At December 31, 2001, cash of $426,216 is held by a financial institution and not subject to federal deposit insurance

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Gerken Capital Associates
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2001

Balance, December 31, 2000	$ -
Increases (decreases)	-
Balance, December 31, 2001	$ -

Gerken Capital Associates
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2001

Net Capital	
Total stockholders' equity	$537,303
Non-allowable assets	(151,214)
Haircut	(8,524)
Net capital	$377,565
Total aggregate indebtedness	$ 66,325
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 4,422
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 372,565
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)	$ 370,933

Gerken Capital Associates
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2001

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 432,516
Security haircut	(8,524)
Audit adjustments, net	(46,427)
Net capital, as reported herein	$ 377,565
Aggregate indebtedness, as reported in Company's Part IIA (Unaudited) FOCUS Report	$ -
Audit adjustments	66,325
Aggregate indebtedness, as reported herein	$ 66,325

Gerken Capital Associates
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

The computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission has not been prepared because the exemption under Reg. Section 240, 15c3-3 (k)(i)(C) is met.

Gerken Capital Associates
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

The Board of Directors
Gerken Capital Associates

We have audited the financial statements of Gerken Capital Associates for the years ended December 31, 2001, and have issued our report thereon dated March 12, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.mshb.com

safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Gerken Capital Associates, taken as a whole. No condition that may be considered a material weakness came to our attention during our study and evaluation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Markle Stuckey Hardesty & Bott

Markle Stuckey Hardesty & Bott
March 12, 2002